September 26, 2025

Toby R. Neugebauer
Chief Executive Officer
Fermi LLC
600 S. Tyler St.
Suite 1501
Amarillo, TX 79101

       Re: Fermi LLC
           Amendment No. 1 to Registration Statement on Form S-11
           Filed September 24, 2025
           File No. 333-290089
Dear Toby R. Neugebauer:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amended Registration Statement on Form S-11
Prospectus Summary, page 1

1. We note your disclosure on page 24 and elsewhere that market analysis indicates that a tenant lease could generate $1.5 billion of revenue when normalized for 1GW of gross capacity and power purchase agreements and that assuming your equipment incurred $600 million in operating expenses, you would generate $900 million of NOI for such normalized GW. Please tell us your basis for the projections, including the objective information considered. Explain how you considered your lack of operating history and the uncertainty surrounding future operating performance in determining that the projections are reasonable. In this regard, assumptions underlying the disclosures should be disclosed and reasonably supportable. Refer to
Item 10 of
       Regulation S-K.
 September 26, 2025
Page 2

Exhibits

2. Please remove the assumption in Exhibit 5.1 that the Company will receive consideration for the issuance of the Shares that is at least equal to the par value of the
       Common Stock. The legal opinion may not assume away the issues that are the subject of the opinion such as that par value has been paid for the common stock.
       Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 for guidance. Please provide a revised opinion accordingly.
        Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi James Regan at 202-551-3269 or Mary Beth Breslin at 202-
551-3625 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Matthew L. Fry, Esq.